Exhibit 99.1

ELBIT MEDICAL IMAGING LTD.
13 Mozes Street, Tel-Aviv 67442, Israel
Tel: (972-3) 608-6001

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of Shareholders of Elbit Medical Imaging Ltd. (the “Company”) to be held at 1:00 p.m. (Israel time) on Wednesday, May 31, 2006, at the Company’s offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' Proposals No. 1 through No. 13, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, if you hold U.S. Shares (as such term is defined in the Proxy Statement), you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting, and if you hold Israeli Shares (as such term is defined in the Proxy Statement), you are kindly requested to sign, date and mail the form of proxy available on the following websites www.magna.isa.gov.il or www.maya.tase.co.il or at the Company's offices (at the address stated above) with respect to Proposals No. 3 through No. 13, at your earliest convenience so that it will be received no later than 72 hours before the meeting.

Thank you for your continued cooperation.

Very truly yours,

MORDECHAY ZISSER
Executive Chairman of the Board of Directors

Tel-Aviv, Israel
April 20, 2006

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ELBIT MEDICAL IMAGING LTD.
13 Mozes Street, Tel-Aviv 67442, Israel
Tel: (972-3) 608-6001

NOTICE OF SPECIAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Medical Imaging Ltd.:

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Elbit Medical Imaging Ltd. (the “Company”) will be held at the Company’s offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel, on Wednesday, May 31, 2006, at 1:00 p.m. (Israel time), to consider and vote upon the following:

1.	Ratification of a cash dividend paid by the Company on March 17, 2005;

2.	Ratification of a cash dividend paid by the Company on January 17, 2006;

3.	Approval of payment of an annual bonus to the Company’s President, Chief Financial Officer and director;

4.
Approval of payment of an annual bonus to the Company’s director who also serves as the President of Elscint Limited and Acting Chief Executive Officer of Plaza Centers (Europe) B.V., the Company’s subsidiaries;

5.
Approval of a grant of 353,500 options exercisable into ordinary shares of the Company to the Company’s directors in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan;

6.
Approval of a service agreement between the Company and a management company controlled by Mr. Mordechay Zisser, the Executive Chairman of the Company’s board of directors (the “Board of Directors”), who is also considered the indirect controlling shareholder of the Company;

7.	Approval of payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

8.
Approval of a grant of 350,000 options exercisable into 350,000 ordinary shares of the Company to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

9.
Approval of a grant by InSightec Ltd. of 250,000 options of InSightec Ltd., a subsidiary of the Company, exercisable into 250,000 ordinary shares of InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and a director of InSightec Ltd., who is also considered the indirect controlling shareholder of the Company;

10.
Approval of a continuation of the Company’s transaction with Control Centers Ltd., the indirect controlling shareholder of the Company, for the receipt of services of coordination, planning, execution and supervision over real estate projects, subject to certain amendments, and the receipt of aviation services;

11.
Approval of an amendment to the Company’s articles of association by substituting the current article 34 through 34F with new articles 34A through 34D regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) regarding, inter alia, insurance, indemnity and exemption of directors and officers. A copy of the current articles 34 through 34F marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Exhibit A.

12.
Approval of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 11 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in substantially the form attached hereto as Exhibit B accordingly; and

13.
Approval of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 11 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Zisser is identical to the indemnity granted to all other directors and officers of the Company, as described in Proposal No. 12 herein.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on April 26, 2006 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

Holders of U.S. Shares

For purposes of the Proxy Statement for the Meeting, “U.S. Shares” are considered ordinary shares of the Company traded on the NASDAQ National Market (1) (i.e., ordinary shares of the Company

____________________________
1  Effective as of July 1, 2006, the NASDAQ National Market will be known as the NASDAQ Global Market.

registered on the records of American Stock Transfer & Trust Company in the name of Cede & Co.) and other ordinary shares of the Company registered on the records of American Stock Transfer & Trust Company.

Holders of U.S. Shares who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it will be received no later than 24 hours before the Meeting. Your proxy may be revoked at any time before it is voted by your return of a later-dated proxy card or by you voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Holders of Israeli Shares

For purposes of the Proxy Statement for the Meeting, “Israeli Shares” are considered ordinary shares of the Company traded on the Tel Aviv Stock Exchange (i.e., ordinary shares of the Company registered in the Israeli Register of Shareholders in the name of the Nominee Company of Israel Discount Bank Ltd.) and other ordinary shares of the Company registered in the Company’s Israeli Register of Shareholders.

Holders of Israeli Shares who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy available on the following websites www.magna.isa.gov.il or www.maya.tase.co.il or at the Company’s offices (at the address in the beginning of this Notice) with respect to Proposals No. 3 through No. 13 (in accordance with the Israeli Companies Regualtions (Proxy Forms and Opinion Notices) of 2005), at their earliest convenience so that it will be received no later than 72 hours before the Meeting. At your request, the Company will provide you with a form of proxy without consideration.

Holders of Israeli Shares registered in the Company’s Register of Shareholders who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Holders of Israeli Shares who hold their shares through the Nominee Company of Israel Discount Bank Ltd. and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Your proxy may be revoked no later than 24 hours before the Meeting by your application to the Company’s offices (at the address stated above) for such revocation and providing proof of your identity to the satisfaction of the Company’s secretary or another employee appointed for that purpose. If you revoke your proxy, you may only vote your shares during the Meeting.

Joint holders of shares (either U.S. Shares or Israeli Shares) should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

MR. MORDECHAY ZISSER
Executive Chairman of the Board of Directors

MR. SHIMON YITZHAKI
President

MR. MARC LAVINE
Corporate Secretary

Tel Aviv, Israel
April 20, 2006

ELBIT MEDICAL IMAGING LTD.
13 Mozes Street, Tel-Aviv 67442, Israel
Tel: (972-3) 608-6011

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 1 nominal value (the “Shares”), of Elbit Medical Imaging Ltd. (the “Company”) in connection with the solicitation of proxies by the management and the board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, May 31, 2006 at 1:00 p.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

At the Meeting, shareholders will be asked to vote on the following proposals:

1.	Ratification of a cash dividend paid by the Company on March 17, 2005;

2.	Ratification of a cash dividend paid by the Company on January 17, 2006;

3.	Approval of payment of an annual bonus to the Company’s President, Chief Financial Officer and director;

4.
Approval of payment of an annual bonus to the Company’s director who also serves as the President of Elscint Limited and Acting Chief Executive Officer of Plaza Centers (Europe) B.V., the Company’s subsidiaries;

5.
Approval of a grant of 353,500 options exercisable into ordinary shares of the Company to the Company’s directors in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan;

6.
Approval of a service agreement between the Company and a management company controlled by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

7.	Approval of payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

8.
Approval of a grant of 350,000 options exercisable into 350,000 ordinary shares of the Company to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company;

9.
Approval of a grant by InSightec Ltd. of 250,000 options of InSightec Ltd., a subsidiary of the Company, exercisable into 250,000 ordinary shares of InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and a director of InSightec Ltd., who is also considered the indirect controlling shareholder of the Company;

10.
Approval of a continuation of the Company’s transaction with Control Centers Ltd., the indirect controlling shareholder of the Company, for the receipt of services of coordination, planning, execution and supervision over real estate projects, subject to certain amendments, and the receipt of aviation services;

11.
Approval of an amendment to the Company’s articles of association by substituting the current article 34 through 34F with new articles 34A through 34D regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) regarding, inter alia, insurance, indemnity and exemption of directors and officers. A copy of the current articles 34 through 34F marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Exhibit A.

12.
Approval of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 11 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company, and the issuance of letters of indemnification in substantially the form attached hereto as Exhibit B accordingly; and

13.
Approval of a grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 11 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Zisser is identical to the indemnity proposed to be granted to all other directors and officers of the Company, as described in Proposal No. 12 herein.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No.1 through Proposal No. 5 and Proposal No. 12.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of Proposal No. 6 through Proposal No. 11 and Proposal No. 13; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposal No. 6 through Proposal No. 11 and Proposal No. 13. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)	a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum, at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES

For the purpose of this Proxy Statement:

“U.S. Shares” shall mean Shares traded on NASDAQ National Market  (i.e., Shares registered on the records of American Stock Transfer & Trust Company in the name of Cede & Co.) and other Shares registered on the records of American Stock Transfer & Trust Company.

“Israeli Shares” shall mean Shares traded on the Tel Aviv Stock Exchange (the “TASE”) (i.e., Shares registered in the Israeli Register of Shareholders in the name of the Nominee Company of Israel Discount Bank Ltd.) and other Shares registered in the Company’s Israeli Register of Shareholders.

Holders of U.S. Shares

Holders of U.S. Shares may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Your proxies must be received no later than 24 hours before the Meeting. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before it is voted by (i) voting their Shares in person at the Meeting, if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or (ii) returning a later-dated proxy card that is received no later than 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke his or her proxies by following the instructions of their brokers and as set forth below.

Notwithstanding the above, shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

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2  Effective as of July 1, 2006, the NASDAQ National Market will be known as the NASDAQ Global Market.

Proxies for holders of U.S. Shares will be solicited by the Company on or about April 27, 2006 and will be sent primarily by mail.

Holders of Israeli Shares

Holders of Israeli Shares may vote their Shares by attending the Meeting and voting their Shares in person, or by completing, signing, dating and mailing the form of proxy available on the following websites www.magna.isa.gov.il or www.maya.tase.co.il or at the Company’s offices (at the address stated at the beginning of this Proxy Statement) with respect to Proposals No. 3 through No. 13 (in accordance with the Israeli Companies Regualtions (Proxy Forms and Opinion Notices) of 2005). Your proxies must be received no later than 72 hours before the Meeting. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Holders of Israeli Shares registered in the Company’s Register of Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Holders of Israeli Shares who hold their Shares through the Nominee Company of Israel Discount Bank Ltd. and intend to vote their Shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Holders of Israeli Shares may revoke their proxies no later than 24 hours before the Meeting by applying to the Company’s offices for such revocation and providing proof of their identity to the satisfaction of the Company’s secretary or another employee appointed for that purpose. Holders of Israeli Shares who revoke their proxy may only vote their Shares during the Meeting.

Proxies for holders of Shares registered in the Company’s Israeli Register of Shareholders will be solicited by the Company on or about April 20, 2006 by mail. Proxies for holders of Shares registered in the Israeli Register of Shareholders in the name of the Nominee Company of Israel Discount Bank Ltd. will be solicited by the Company at the request of such holder for no consideration.

If a shareholder (either a holder of U.S. Shares or a holder of Israeli Shares) fails to vote by proxy or in person with regard to a specific proposal or if a shareholder does not indicate whether or not he or she has a personal interest in the approval of each of Proposals No. 6 through No. 11 and Proposal No. 13, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Without derogating from the foregoing and to the extent permitted by law and applicable stock exchange requirements, if a written proxy is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy that it wishes to abstain from voting its Shares on a specific proposal, the Shares represented by such proxy will be deemed as neither a vote “FOR” nor “AGAINST” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 25,454,262 Shares outstanding as of April 11, 2006 3. Only shareholders of record at the close of business on April 26, 2006 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

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3 Such number excludes 2,800,000 Shares held by the Company. Such number includes 318,756 Shares held by, or for the benefit of, Elscint Ltd., the Company’s subsidiary (out of a total of 524,187 Shares held by, or for the benefit of, Elscint) with respect to which Elscint does not have any voting rights.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 11, 2006, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the issued and outstanding Shares, (ii) all current officers and directors of the Company as a group, and (iii) Elscint, a wholly-owned subsidiary of the Company:

Name and Address	Number of Shares	Percent of Shares Beneficially Owned (4)
Europe-Israel (M.M.S.) Ltd. 13 Mozes Street Tel Aviv, Israel	12,039,117 (5)	47.90%
All officers and directors of the Company as a group (11 persons)	12,562,882 (6)	49.98%
Elscint Limited 13 Mozes Street Tel Aviv, Israel	524,187 (7)	0.82%

Proposal No. 1

RATIFICATION OF A CASH DIVIDEND PAID BY THE COMPANY ON MARCH 17, 2005

It is proposed to ratify the payment by the Company of a cash dividend of $1.689 per Share (approximately $37 million in the aggregate), which dividend was declared on February 7, 2005 and was payable on or about March 17, 2005.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the payment of a cash dividend of $1.689 per ordinary share of the Company on or about March 17, 2005, having been approved by the Board of Directors, and as presented to the shareholders, be, and the same hereby is, ratified.”

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[4]
The number of shares outstanding used to determine this percentage excludes (i) 2,800,000 Shares held by the Company and (ii) 318,756 Shares held by, or for the benefit of, Elscint (out of a total of 524,187 Shares held by, or for the benefit of, Elscint) with respect to which Elscint does not have any voting rights.

[5]
Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”) is an Israeli corporation wholly-owned by Control Centers Ltd. (“Control Centers”). Control Centers is controlled by Mr. Mordechay Zisser, the Executive Chairman of the Company’s Board of Directors. Control Centers is engaged, through Europe-Israel’s direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, bio-technology investments, and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

[6]
Includes 12,039,117 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Control Centers, and hence of Europe-Israel, as described in Footnote 3 above. Mr. Zisser disclaims beneficial ownership of such Shares. Also includes 179,042 Shares issued to other directors and officers of the Company pursuant to the Company’s employees and directors and officers incentive plans, which are vested as of the date of this Proxy Statement and 350,000 Shares held directly by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors.

[7]	Elscint has voting rights only with respect to 205,431 Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

     RATIFICATION OF A CASH DIVIDEND PAID BY THE COMPANY ON JANUARY 17, 2006

It is proposed to ratify the payment by the Company of a cash dividend of NIS 130 million (approximately $28.2 million) which equates to approximately NIS 5.11 per Share (approximately $1.11 per Share), which dividend was declared on December 22, 2005 and was payable on or about January 17, 2006.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the payment of a cash dividend of NIS 5.11 per ordinary share of the Company on or about January 17, 2006, having been approved by the Board of Directors, and as presented to the shareholders, be, and the same hereby is, ratified.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF PAYMENT OF AN ANNUAL BONUS TO THE COMPANY’S
PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR

Following the approval by the Company’s audit committee (the “Audit Committee”) and Board of Directors, it is proposed to approve the payment of an annual bonus to Mr. Shimon Yitzhaki, the Company’s President, Chief Financial Officer and a director, as follows:

The Company will pay Mr. Yitzhaki a bonus of $100,000 for the fiscal year 2004 and a bonus of $175,000 for the fiscal year 2005. For each fiscal year after 2005, the Company will pay Mr. Yitzhaki an annual bonus within 30 days following the approval by the Board of Directors of each year’s audited consolidated financial statements of the Company which will be calculated, as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

For the purposes of determining the annual bonus, “Profits” means profits of the Company before taxes as disclosed on the Company’s annual audited consolidated financial statements.

For purposes of clarity, in the event the Profits for fiscal year 2006 are NIS 140 million, the Company will pay Mr. Yitzhaki 0.75% of the first NIS 125 million plus 0.875% of NIS 15 million, the aggregate amount of which equals NIS 1,068,750.

The annual bonus will be paid to Mr. Yitzhaki for so long as Mr. Yitzhaki serves as a director or officer of the Company or of any of the Company’s subsidiaries.

The Audit Committee and Board of Directors stated in their approval of the proposed bonus structure for Mr. Yitzhaki that the annual bonuses are granted to Mr. Yitzhaki in light of his significant contribution to the Company and is reasonable taking into consideration the results of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the annual bonus for the Company’s President, Chief Financial Officer and a director, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF PAYMENT OF AN ANNUAL BONUS TO THE COMPANY’S DIRECTOR WHO ALSO SERVES AS THE PRESIDENT OF ELSCINT LIMITED AND ACTING CHIEF EXECUTIVE OFFICER OF PLAZA CENTERS (EUROPE) B.V., THE COMPANY’S SUBSIDIARIES

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the payment of an annual bonus to Ms. Rachel Lavine, a director of the Company who also serves as the President of Elscint and Acting Chief Executive Officer of Plaza Centers, the Company’s subsidiaries, as follows:

The Company will pay Ms. Lavine a bonus of $100,000 for the fiscal year 2004 and a bonus of $175,000 for the fiscal year 2005. For each fiscal year after 2005, the Company will pay Ms. Lavine an annual bonus within 30 days following the approval by the Board of Directors of each year’s audited consolidated financial statements of the Company which will be calculated, as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

For the purposes of determining the annual bonus, “Profits” means profits of the Company before taxes as disclosed on the Company’s annual audited consolidated financial statements.

For purposes of clarity, in the event the Profits for fiscal year 2006 are NIS 140 million, the Company will pay Ms. Lavine 0.75% of the first NIS 125 million plus 0.875% of NIS 15 million, the aggregate amount of which equals NIS 1,068,750.

The annual bonus will be paid to Ms. Lavine for so long as Ms. Lavine serves as a director or officer of the Company or of any of the Company’s subsidiaries.

The Audit Committee and Board of Directors stated in their approval of the proposed bonus structure for Ms. Lavine that the annual bonuses granted to Ms. Lavine in light of her significant contribution to the Company and is reasonable taking into consideration the results of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the annual bonus for the Company’s director, who also serves as the President of Elscint Limited and Acting Chief Executive Officer of Plaza Centers (Europe) B.V., the Company’s subsidiaries, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF A GRANT OF 353,500 OPTIONS EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY TO THE COMPANY’S DIRECTORS IN ACCORDANCE WITH THE COMPANY’S 2006 EMPLOYEES, DIRECTORS AND OFFICERS INCENTIVE PLAN

The Company has adopted in 2001 an Employees, Directors and Officers Incentive Plan pursuant to which the offerees under the plan purchased Shares issued to them by the Company while the purchase price for such shares was financed by the Company by way of a loan granted to such offerees. Since the Company is no longer allowed to provide its directors and officers with loans for the purchase of the Company’s Shares in accordance with the Sarbanes-Oxley Act of 2002, the Board of Directors approved on March 29, 2006 the 2006 Employees, Directors and Officers Incentive Plan (the “Plan”), which provides for the grant of non-marketable options to the Company’s employees, directors and officers. The Plan is based on the 2001 incentive plan adopted by the Company, subject to certain amendments, and is intended to continue the grant of securities of the Company as an incentive to the Company’s employees, directors and officers.

Under the Plan, the Board of Directors may grant up to 1,000,000 options exercisable into such number of Shares as reflects the benefit granted (see the exercise formula under the heading “Exercise of Options” below). The maximum number of Shares issuable under any option will be pre-determined at the time of grant, as more fully described below. The options to be granted under the Plan will be granted to a trustee for the benefit of the offerees, in accordance with the capital gains tax track selected by the Company, see also the “Taxation” section below.

The maximum number of Shares issuable upon exercise of all of the options that may be granted under the Plan is 397,590 (see the exercise formula under the heading “Exercise of Options” below). Assuming the exercise of all options under the Plan into Shares, such number of Shares shall constitute approximately 1.54% of the Company’s issued share in the Company.

On the same date that the Board of Directors approved the Plan, the Audit Committee and the Board of Directors proposed to grant, in accordance with the terms of the Plan, 353,500 options (out of a total of 1,000,000 options approved for grant under the Plan) (referred to in this Proposal No. 5 as the “Options”) to all of the Company’s directors (except for the Executive Chairman, for whom a separate grant of options is proposed, see Proposal No. 8 below), as follows: 90,000 Options to Mr. Shimon Yitzhaki, 75,000 Options to Ms. Rachel Lavine, 50,000 Options to Mr. Abraham (Rami) Goren, 15,000 Options to Mr. Yehoshua (Shuki) Forer, 16,750 Options to each of Mr. Moshe Lion and Shmuel Perets and 30,000 Options to each of Messrs. David Rubner, Yosef Apter and Zvi Tropp (collectively: the “Offerees”). Messrs Apter and Tropp currently serve as external directors of the Company.

The maximum number of Shares issuable upon exercise of all of the Options to be granted under the Plan to the Offerees is 140,548 (see the exercise formula under the heading “Exercise of Options” below). Assuming the exercise of all Options into Shares, such number of Shares shall constitute approximately 0.55% of the Company’s issued share capital8 and approximately 0.56% of the voting rights9 in the Company.

The following is a short summary of the principal terms of the grant of Options to the Offerees:

Exercise Price

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[8]	Calculated excluding 2,800,000 Shares held by the Company.
[9]
Calculated excluding (i) 2,800,000 Shares held by the Company and (ii) 318,756 Shares held by, or for the benefit of, Elscint (out of a total of 524,187 Shares held by, or for the benefit of, Elscint) with respect to which Elscint does not have any voting rights.

The Options will be granted to the Offerees for no consideration. The exercise price per Option (the “Exercise Price”) will be the lower of: (i) NIS 83.71, which constitutes the average closing price of the Shares on the TASE during the 30-trading day period preceding March 29, 2006 (the date of the resolution of the Audit Committee and Board of Directors); or (ii) the average closing price of the Shares on the TASE during the 30-trading day period preceding the date of grant of the Options.

The Offerees will not pay the Exercise Price upon exercise of Opitons, but instead, will be issued such number of Exercise Shares (as such term is defined herein) as reflects the benefit granted to the Offerees, in accordance with the exercise formula, see “Exercise of Options” below.

Vesting Periods

The Options shall vest in accordance with the following vesting schedule: one third (33.33%) of the Options shall vest on each of the first three anniversaries of the date of grant (the “Vesting Periods”). Following the expiration of all Vesting Periods applicable to any Offeree, the Offeree shall be entitled to exercise all of the Options issued to the trustee for the benefit of such Offeree, unless otherwise expired in accordance with the terms of the Plan.

Exercise Term

Options granted to the Offerees, which were not exercised, will expire at 17:00 (Israel time) on the fifth anniversary of the date of their grant, unless expired earlier pursuant to the “Expiration of Options” section below. The term beginning on the date of grant of each Option to any Offeree and ending on 17:00 (Israel time) on the fifth anniversary of its date of grant will be referred to herein as the “Exercise Term”.

Expiration of Options

The Options will expire upon the following terms: (i) exercised Options will expire upon the issuance of Exercise Shares (as defined below) therefor; (ii) unexercised Options will expire at the end of the Exercise Term; and (iii) Options will expire in the event the Offeree’s employment or service is terminated pursuant to the “Termination of Employment or Service” section below.

Exercise of Options

The Options may be exercised into Shares during the Exercise Term by sending the Company and the trustee a written notice signed by the Offeree, which notice must include, among other things, the name of the Offeree, his or her identity number and the number of Options the Offeree wishes to exercise. An exercise notice must be provided to the Company on a trading day on the TASE.

On the day an exercise notice is received by the Company (and in the event such exercise notice was received after 13:00 Israel time - on the first trading day following the receipt of such exercise notice by the Company) (the “Exercise Date”), the Company will issue the Exercise Shares, in accordance with the following exercise formula:

(A x B) - (A x C)
B

A =  the number of options the Offeree wishes to exercise as written in the exercise notice;

B =
the opening price of the Shares on the TASE on the Exercise Date in NIS, provided however, that if such opening price exceeds 166% of the Exercise Price, the opening price will be determined as 166% of the Exercise Price;

C =  the Exercise Price of each Option in NIS;

Fractional shares will be rounded to the nearest whole number of shares.

Exercise Shares

The Shares issued upon the exercise of any Options under the Plan (the “Exercise Shares”) will have equal rights to those of the other Shares of the Company immediately upon their issuance and will be entitled to dividends and all other benefits with respect to which the determining date is on or following the date of issuance of such Exercise Shares.

Subject to the receipt of a demand from the Israeli tax authority within a framework of a pre-ruling to declare the Plan as a plan under the capital gains track (see “Taxation” below), the Offeree will be obligated to sell Exercise Shares within 10 days from the date of their issuance.

In any issuance of Exercise Shares, the Company shall convert its profits from premium on shares or any other source included in the Company’s equity as detailed in the Company’s most recent financial statements, into share capital in an amount equal to the nominal value of each Exercise Share issued, all in accordance with the provisions of the Companies Law.

Adjustments

In the event the Company distributes a dividend in cash and the record date for such distribution is subsequent to the date of grant of the Options, but prior to the their exercise or expiration, the Exercise Price of each Option will be reduced by the dividend amount net of tax.

In the event that the Company distributes bonus shares and the record date for such distribution is subsequent to the date of grant of the Options, but prior to their exercise or expiration, the number of Exercise Shares will be increased by the number of Shares each Offeree would have been entitled to had such Offeree exercised the Options prior to the record date set for such distribution. The Exercise Price of the Options will not be amended due to the increase in the number of Exercise Shares the Offeree is entitled to following a distribution of bonus Shares.

In the event the Company’s shareholders are issued rights for the purchase of any securities of the Company, the Company will take actions to cause that such rights be offered on the same terms, mutatis mutandis, also to the Offerees who hold Options that have not yet been exercised or expired as if such Offerees have exercised their Options prior to the date determining the right to participate in the issuance of the aforesaid rights. The number of Exercise Shares will not increase as a result of such issuance of rights.

In the event of a split or a consolidation of Shares, or any other capital event of a materially similar nature, the Company will make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of the Offerees within the framework of the Plan with respect to the number and class of the Exercise Shares (for the Options that have been exercised) and/or the Exercise Price of each Option.

In the event of a merger, spin-off or any other organizational change, the Options will be replaced with or converted into equal options of the new company following such organizational change, all in accordance with the sole discretion of the Board of Directors.

Termination of Employment or Service

Generally, termination of employment or service entitles the Offeree to all of the Options which have vested as of such date and unvested Options issued to the trustee on behalf of such Offeree will expire and may be re-issued under the Plan.

However, termination of employment or service resulting from the death of an Offeree or from his/her disability10 will entitle the Offeree or his/her heirs to all of the Options granted to such Offeree, whether vested or unvested, on the date of termination of employment or service. The exercise of any Options in such event will be subject to the terms of the Plan, including provisions regarding Vesting Periods and provisions regarding the capital gains track.

Notwithstanding the foregoing, if an Offeree’s employment is terminated in circumstances which will not entitle the Offeree to severance payments according to applicable law, or if the Offeree’s services is terminated under circumstances whereby the law restricts such service, the Offeree the Offeree will not be entitled to any Options issued to the trustee for his/her benefit, whether vested or unvested on such date.

Transfer of Options

The Options (but not the Exercise Shares) are not transferable by any Offeree and/or any other third party except in the event of death of the Offeree or pursuant to applicable law.

Legal Restrictions on the Transfer of Exercise Shares

Israeli law

The Offerees are prohibited from offering the Exercise Shares underlying the Options on the TASE for a period of six months commencing on the date of grant of the Options to each Offeree (the “Lock-up Period”).

The Offerees are further prohibited from offering the Exercise Shares underlying the Options on the TASE during the six quarters immediately following the end of the Lock-up Period (the “Additional Periods”), unless each Offeree complies with each of the following:

(i) The number of Exercise Shares offered on any trading day on the TASE does not exceed the average daily trading volume of the Shares on the TASE in the eight-week period immediately preceding the date of such offer; and

(ii) The number of Exercise Shares offered on any trading day on the TASE does not exceed one per-cent (1%) of the issued and outstanding share capital of the Company during each quarter. For purposes of this section, the term “Issued and Outstanding Share Capital” excludes Shares issuable upon the exercise of options or the conversion of convertible securities, which options or convertible securities were issued prior to the date of offer of the Exercise Shares.

For the purposes of this section, the term “Quarter” shall mean a three-month period.

The above restrictions shall also apply to the Company’s securities purchased during the Lock-Up Period and the Additional Periods from each Offeree or from a corporation controlled by the Company, other than pursuant to a prospectus and other than during trade on the TASE.

U.S. law

If a registration statement for the Exercise Shares underlying the Options has not been filed with the U.S. Securities and Exchange Commission, each Offeree may not sell, transfer or otherwise dispose of the Exercise
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10 “Disability” was defined in the Plan as a stable physical or mental state which last for at least 6 month resulting from an illness or accident and which prevents the offeree from engaging in his or her occupation or a similar occupation which is suitable of the offeree’s education and previous skills and experience, as determined by the Board of Directors in its sole discretion.

Shares underlying the Options unless such Exercise Shares are registered under the Securities Act of 1933, as amended (the “Securities Act”) or are sold, transferred or otherwise disposed of pursuant to an available exemption from registration under the Securities Act.

Taxation

The following is a brief summary of certain Israeli tax implications of the grant of Options. This discussion is based on a relatively new legislation that is subject to further judicial or administrative interpretation and there can be no assurance that the views expressed herein will comply with any such future interpretation. This discussion is not intended to, and does not, cover all possible tax consequences.

Selection of the Capital Gains Track

The Israeli Tax Ordinance [New Version] of 1961 (the “Tax Ordinance”) allows for the grant of options to a company’s employees, directors and officers (other than controlling shareholders) through one of two tax tracks: the capital gains track and the income tax track, as follows:

The Income Tax Track - the income tax track allows a company to grant options to its employees, directors and officers through a trustee pursuant to which the offeree pays income tax (according to the marginal tax rate of the offeree of up to 49% tax which includes payments to the National Insurance Institute and health tax) on the profit gained upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares. A company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing on the day in which the options were granted; or

The Capital Gains Tax Track - the offeree pays capital gains tax at a rate of 25% on the profit upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares (in this track the offeree is not required to make payments to the National Insurance Institute or health tax). In the event the exercise price of the options is lower than the market value of the company’s shares (as determined by the Israeli tax authority), the offeree will be required to pay income tax on the difference between the exercise price and the aforementioned market value of the company’s shares (according to the marginal tax rate of the offeree of up to 49% tax which includes payments to the National Insurance Institute and health tax) and 25% on profits above the market value determined by the Israeli tax authority. A company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares) must be held by a trustee for a period of 24 months commencing on the day on which the options were granted (the "Lock-up Period"). A violation of the Lock-up Period results in the payment by an offeree of income tax according to the marginal tax rate of the offeree of up to 49% tax which includes payments to the National Insurance Institute and health tax, on all profits gained upon the earlier to occur of the transfer of the underlying shares from the trustee or the sale of the underlying shares and such company will be obligated to make the employer’s payments to the National Insurance Institute.

A company is prohibited from selecting a different track than the track already selected by such company for a period of 12 months following the end of the tax year in which the first options were granted under the tax track.

The Tax Ordinance also enables a company to issue securities without using a trustee. In such event, the offeree pays income tax (according to the marginal tax rate of the offeree of up to 49% tax which includes payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

The Board of Directors has selected the capital gains tax track described above for the grant of the options under the Plan. Since the Plan provides that options must be exercised through a special cashless exercise mechanism, as detailed above, which limits the benefit of the Offerees, the Company has applied to the Israeli tax authority for the receipt of a pre-ruling to recognize the Plan, including the special exercise mechanism as meeting the demands of the capital gains tax track. If no such pre-ruling is received, the Plan will be considered as meeting the requirements of the income tax track and the Offerees will be subject to a higher tax rates, as detailed above.

Other Tax Consequences

Any tax implications pursuant to any applicable law in connection with the grant of options, their exercise, their holding or the sale of the Exercise Shares shall be borne by the Offerees. In the event the Company and/or a company directly or indirectly controlled by the Company and/or the trustee will be required to withhold any tax in connection with the Options or the Exercise Shares, such company or such trustee will be entitled to demand from the Offeree the payment of such tax.

Administration of the Plan

The Board of Directors has full discretion to administer the Plan, make decisions thereunder, construe the Plan, and make any amendments thereto, as it may see fit, including amending the Exercise Price (as defined above) of the Options, in whole or in part, all subject to any applicable law.

Required Approvals

The grant of Options is subject to all of the following: (i) the lapse of 30 days from the date of filing of a request with the Israeli tax authorities for the approval of the Plan; (ii) the receipt of the requisite shareholder approval for the grant of Options; (iii) the receipt of the approval of the TASE for the registration of the Exercise Shares for trade on the TASE; and (iv) the filing with the NASDAQ of a listing application with respect to the Exercise Shares.

Date of Grant

The Options will be granted to the trustee for the benefit of the Offerees on the first trading day on the TASE following the receipt of all the required approvals for the grant.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of 353,500 options exercisable into ordinary shares of the Company pursuant to the Company’s 2006 Employees, Directors and Officers Incentive Plan to the Company’s directors, Messrs. Shimon Yitzhaki, Abraham (Rami) Goren, Yehoshua (Shuki) Forer, David Rubner, Yosef Apter Zvi Tropp, Moshe Lion and Shmuel Perets and Ms. Rachel Lavine, which grant and the terms thereof have been approved by the Audit Committee and the Board of Directors, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A SERVICE AGREEMENT BETWEEN THE COMPANY AND A MANAGEMENT COMPANY CONTROLLED BY MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

Mr. Mordechay Zisser, who is considered the indirect controlling shareholder of the Company, has served as the Executive Chairman of the Board of Directors since May 1999. On July 31, 2005, the employment agreement between Mr. Zisser and the Company was terminated pursuant to its terms (the “Employment

Agreement”) and it is proposed to approve, having been approved by the Audit Committee and Board of Directors, an agreement for the receipt of executive chairman services between the Company and a management company controlled by Mr. Mordechay Zisser (the “Service Agreement”).

The following is a summary of the principal terms of the Service Agreement:

The Management Company and Management Services: A company controlled (directly or indirectly) by Mr. Zisser (the “Management Company”) will provide the Company with Executive Chairman services (the “Services”). The Management Company may provide the Services to private subsidiaries and/or affiliates of the Company. The Services will be provided by Mr. Zisser only, as an employee of the Management Company. Mr. Zisser will devote at least 80% of his time, skills and efforts to his position as Executive Chairman of the Company. The control of the Management Company will not be changed during the term of the Service Agreement.

Management Fees: The Company will pay the Management Company a monthly amount of U.S.$50,000 translated into NIS in accordance with the representative rate of exchange of the U.S. dollar against the NIS as published by the Bank of Israel prior to the date of each payment as well as applicable value added tax. The consideration will be paid to the Management Company against the receipt of a tax invoice. The monthly cost to the Company for the Management Services, as aforementioned, is similar to the monthly cost of Mr. Zisser’s employment by the Company as of the date hereof. The consideration will be paid by the Company and/or its private subsidiaries and/or private affiliates.

In addition, the Management Company will be entitled to reimbursement of expenses under the conditions that the expenses were directly incurred in connection with the provision of the Services and that the Company approved the expenses or type of expenses. The reimbursement of expenses will be made against receipts only.

Other Benefits: The Company will provide the Management Company with an appropriate vehicle for the use of Mr. Zisser, or the value thereof, and shall bear all costs and expenses in connection with such vehicle. The Company will also provide the Management Company with a telephone, facsimile, mobile phone, computer, printer and modem and shall bear all installation costs at the Management Company or at anyone on its behalf and all reasonable expenses related thereto. The aforementioned equipment will remain in the ownership of the Company and will be returned to the Company at the end of the term of the Service Agreement.

No Employer-Employee relationship between Mr. Zisser and the Company: The Management Company is the sole employer of Mr. Zisser and no employer-employee relationship will exist between Mr. Zisser and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay Mr. Zisser, including legal fees, in connection with any determination by the labor court and/or any other authority that Mr. Zisser was or is an employee of the Company during the term of the Service Agreement. The Company will be entitled to set off any indemnification amount from any amounts it owes the Management Company. In addition, the Management Company will be responsible for any direct or indirect damages caused to the Company in connection with the Management Company’s undertakings under the Service Agreement.

Continuation of Mr. Zisser’s rights: The benefits made available by the Company for Mr. Zisser during his employment with the Company (the “Employer-Employee Period”) will be assigned to the Management Company and the Management Company undertakes all of the Company’s obligations towards Mr. Zisser with regard to the Employer-Employee Period. The above does not derogate from the Company’s undertakings to make provisions for all social benefits Mr. Zisser was entitled to pursuant to the Employment Agreement. It is clarified that the Employer-Employee Period will be added in the calculation of seniority of Mr. Zisser at the Management Company.

Insurance and Indemnification: The Company’s undertakings and transactions with Mr. Zisser preceding the date of the Service Agreement with respect to insurance of liability of directors and officers and prospective indemnification undertaking will remain in effect following the effectiveness of the Service Agreement.

Confidentiality, Rights in the Management Services: The Management Company has undertaken towards the Company confidentiality undertakings and declared that all rights in the Services belong to the Company.

Term: The Service Agreement is for a five-year term commencing retroactively on August 1, 2005. Any party to the Service Agreement may terminate it by providing the other party with a 6-month advance written notice. During such 6-month advance notice period, Mr. Zisser will continue to serve the Company in accordance with the terms of the Service Agreement. Notwithstanding the foregoing, the Company is entitled to terminate the Service Agreement with immediate effect in the event Mr. Zisser breaches the Company’s trust or commits a discreditable offence.

Termination of Mr. Zisser’s service as Executive Chairman for any reason whatsoever will result in an immediate termination of the Service Agreement. Notwithstanding the above, at the Company’s request, Mr. Zisser will serve (through the Management Company) in addition to his service as Executive Chairman or in its stead as a director or officer of the Company, and in such event, the Service Agreement will remain in effect with regard to the additional or other service of Mr. Zisser in the Company.

Mr. Zisser’s guarantee: Mr. Zisser has guaranteed all of the Management Company’s obligations as far as they relate to Mr. Zisser and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages, see above under the heading “No Employer-Employee relationship between Mr. Zisser and the Company”.

Reasoning of the Audit Committee and Board of Directors

The Audit Committee and Board of Directors stated in their approval that the transfer of the Company to purchase executive chairman services through a management company was made at the request of Mr. Zisser, the Executive Chairman of the Board of Directors, and is customary in senior offices in Israel. The monthly cost to the Company is similar to the monthly cost of Mr. Zisser's employment by the Company as of the date hereof and is reasonable and fair, taking into consideration, among other things, the consideration paid by companies of the type and size of the Company for similar services.

The Management Services will be provided to the Company by Mr. Zisser only and will be identical to the services provided by Mr. Zisser pursuant to the Employment Agreement. Mr. Zisser has also undertaken to guarantee all the Management Company’s undertakings under the Service Agreement.

Mr. Zisser greatly contributes to the Company’s business and its development and has the skills, experience and knowledge for the provision of the Management Services. The terms of the Management Services are reasonable and appropriate for the function fulfilled by Mr. Zisser and the responsibilities involved in such position.

In light of all of the above, the Company’s entering into the Service Agreement is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the service agreement between the Company and a management company controlled by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF PAYMENT OF AN ANNUAL BONUS TO THE COMPANY’S EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

It is proposed to approve, following the approval by the Audit Committee and Board of Directors, an annual bonus (the “Bonus”) to be awarded to Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, as of the fiscal year of 2006. The Bonus will be awarded in consideration of Mr. Zisser’s services to the Company.

The Bonus will be paid to Mr. Zisser within 30 days following the approval by the Board of Directors of each year’s audited consolidated financial statements of the Company and will be calculated, as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 3% of Profits between NIS 100 million and NIS 125 million; (iii) 3.5% of Profits between NIS 125 million and NIS 150 million; and (iv) 4% of Profits exceeding NIS 150 million.

For the purposes of determining the Bonus, “Profits” means profits of the Company before taxes as disclosed on the Company’s annual audited consolidated financial statements.

For purposes of clarity, in the event the Profits for fiscal year 2006 are NIS 140 million, the Company will pay Mr. Zisser 0% of the first NIS 100 million plus 3% of NIS 25 million and 3.5% of NIS 15 million, the aggregate of which equals NIS 1,275,000.

The Bonus will be paid to Mr. Zisser for so long as Mr. Zisser serves as a director or officer of the Company or any of the Company’s subsidiaries.

Reasoning of the Audit Committee and Board of Directors

The Audit Committee and Board of Directors stated in their approval that the annual bonus is proposed to be granted to Mr. Zisser in light of his significant contribution to the Company's business and is intended to encourage Mr. Zisser to continue to contribute to the development of the Company's business. The proposed annual bonus is reasonable taking into consideration, among other things, the results of the Company, and is customary in companies of the size and type of the Company. The Audit Committee and Board of Directors stated that the payment of the proposed annual bonus to Mr. Zisser is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the annual bonus of the Company’s Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF THE GRANT OF 350,000 OPTIONS EXERCISABLE INTO 350,000 ORDINARY SHARES OF THE COMPANY TO THE COMPANY’S EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

Following the approval by the Audit Committee and Board of Directors, it is proposed to grant Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, 350,000 non-marketable options exercisable into 350,000 Shares (in this Proposal No. 8, the “Options”).

Assuming the exercise of all Options into Shares, such number of Shares shall constitute approximately 1.36% of the Company’s issued share capital11 and approximately 1.37% of the voting rights12 in the Company.

The following is a short summary of the principal terms of the grant of Options to Mr. Zisser:

Exercise Price

The Options are issued to Mr. Zisser without consideration. The exercise price of each Option shall equal 125% of the average closing price in NIS of the Company’s Shares on the TASE during the 30-trading day period preceding the date of grant of the Options (the “Exercise Price”).

Vesting and Exercise Term

The Options will become exercisable immediately upon their grant and will remain exercisable for a period of three years thereafter (the “Exercise Term”).

Exercise of Options

The Options will remain exercisable throughout the Exercise Term, and may be exercised by sending a notice of exercise to the Company, which shall specify the number of Options Mr. Zisser wishes to exercise together with an amount equal to the product of such number of Options multiplied by the Exercise Price. Within three business days following the receipt of such notice and payment of Exercise Price for such Options, the Company will issue the Exercise Shares in accordance with such notice.

Expiration of Options

The Options shall expire upon the following terms: (i) exercised Options shall expire upon the issuance of Shares therefor (the “Exercise Shares”); (ii) unexercised Options shall expire at the end of the Exercise Term; (iii) in the event that Mr. Zisser’s right to exercise any of the Options has expired, see below.

Termination of Mr. Zisser’s Service as a Director and Officer

In the event of termination of Mr. Zisser’s service as a director and officer of the Company (other than termination resulting from death, disability or cause, see below), any Options granted to Mr. Zisser that have not been exercised by such date will expire within 90 days following the date of termination of such service.

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[11]	Calculated excluding 2,800,000 Shares held by the Company.
[12]
Calculated excluding (i) 2,800,000 Shares held by the Company and (ii) 318,756 Shares held by, or for the benefit of, Elscint (out of a total of 524,187 Shares held by, or for the benefit of, Elscint) with respect to which Elscint does not have any voting rights.

In the event of termination of Mr. Zisser’s service as a director or officer of the Company resulting from death or disability, Mr. Zisser or his lawful heirs will be entitled to exercise all of the Options not yet exercised at the time of such termination without any conditions or limitations. For the purpose of this section, the term “Disability” shall mean the inability of Mr. Zisser to serve as a director or officer of the Company as a result of an injury and/or a sickness for a period of at least six months.

Notwithstanding the foregoing, termination of Mr. Zisser's service in circumstances whereby the law restricts such service (or termination of Mr. Zisser’s employment in circumstances which would not have entitled him to severance payments according to applicable law), would result in the termination of all of Mr. Zisser’s Options which were not yet exercised by Mr. Zisser as of the date of such termination.

Rights of Exercise Shares

The Shares issued upon the exercise of any Options (the “Exercise Shares”) shall have equal rights to those of the other Shares of the Company immediately upon their issuance and will be entitled to dividends and all other benefits with respect to which the determining date is on or following the date of issuance of such Exercise Shares.

Adjustments

In the event the Company distributes dividend in cash and the record date for such distribution is subsequent to the date of grant of the Options, but prior to the their exercise or expiration, the Exercise Price of each Option will be reduced by the dividend amount, net of tax.

In the event that the Company distributes bonus shares and the record date for such distribution is subsequent to the date of grant of the Options, but prior to their exercise or expiration, the number of Exercise Shares will be increased by the number of Shares Mr. Zisser would have been entitled to had he exercised the Options prior to the record date set for such distribution. The Exercise Price of the Options will not be amended due to the increase in the number of Exercise Shares Mr. Zisser is entitled to following a distribution of bonus Shares.

In the event the Company’s shareholders are issued rights for the purchase of any securities of the Company, the Company will take actions to cause such rights to be offered on the same terms, mutatis mutandis, to Mr. Zisser if he holds Options that have not yet been exercised or expired as if Mr. Zisser had exercised his Options prior to the date set for determining the right to participate in the issuance of the aforesaid rights. The number of Exercise Shares will not increase as a result of such issuance of rights.

In the event of a split or a consolidation of Shares, or any other capital event of a materially similar nature, the Company will make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of Mr. Zisser within the framework of the Plan with respect to the number and class of the Exercise Shares (for the Options that have been exercised) and/or the Exercise Price of each Option.

In the event of a merger, spin-off or any other organizational change, the Options will be replaced with or converted into equal options of the new company following such organizational change, all at the sole discretion of the Board of Directors.

Taxation

Any tax implications pursuant to any applicable law in connection with the grant of Options, their exercise, their holding or the sale of the Exercise Shares shall be borne by Mr. Zisser.

Legal Restrictions on the Transfer of Exercise Shares

Israeli Law

Mr. Zisser is prohibited from offering the Exercise Shares underlying the Options on the TASE for a period of six months commencing on the date of grant of the Options to Mr. Zisser (the “Lock-up Period”).

Mr. Zisser is further prohibited from offering the Exercise Shares underlying the Options on the TASE during the six quarters immediately following the end of the Lock-up Period (the “Additional Periods”), unless Mr. Zisser complies with each of the following:

(i) The number of Exercise Shares offered on any trading day on the TASE does not exceed the average daily trading volume of the Shares on the TASE in the eight-week period immediately preceding the date of such offer; and

(ii) The number of Exercise Shares offered on any trading day on the TASE does not exceed one per cent (1%) of the issued and outstanding share capital of the Company during each quarter. Fort the purpose of this section “Issued and Outstanding Share Capital” excludes Shares issuable upon the exercise of options or the conversion of convertible securities, which options or convertible securities were issued prior to the date of offer of the Exercise Shares.

For the purposes of this section, the term “Quarter” shall mean a three-month period.

The above restrictions shall also apply to the Company’s securities purchased during the Lock-Up Period and the Additional Periods from Mr. Zisser or from a corporation controlled by the Company, other than pursuant to a prospectus and other than during trade on the TASE.

U.S. Law

If the Exercise Shares are not registered under the Securities Act, they may not be sold, transferred or otherwise disposed of under U.S. securities laws unless registered under the Securities Act or pursuant to an available exemption from registration under the Securities Act.

Required Approvals

The grant of Options is subject to all of the following: (i) the receipt of the requisite shareholder approval for the grant of Options to Mr. Zisser; (ii) the receipt of the approval of the TASE for the registration of the Exercise Shares for trade on the TASE; (iii) the filing with the NASDAQ of a listing application with respect to the Exercise Shares.

Date of Grant

The Options will be granted to Mr. Zisser on the first trading day on the TASE following the receipt of all the required approvals for the grant.

Reasoning of the Audit Committee and Board of Directors

The Audit Committee and the Board of Directors stated in their approval that the purpose of the grant of Options to Mr. Zisser is to reward Mr. Zisser for his ongoing activities and efforts for the Company and to encourage Mr. Zisser to continue his contribution to the Company’s success. The Audit Committee and Bard of Directors stated that the grant of Options to Mr. Zisser is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of 350,000 options exercisable into 350,000 ordinary shares of the Company to Mr. Mordechay Zisser, the Company’s Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

APPROVAL OF A GRANT BY INSIGHTEC LTD. OF 250,000 OPTIONS OF INSIGHTEC LTD., A SUBSIDIARY OF THE COMPANY, EXERCISABLE INTO 250,000 ORDINARY SHARES OF INSIGHTEC LTD. TO MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS AND A DIRECTOR OF INSIGHTEC, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY

Following the approval by the board of directors of InSightec and the approval by the Audit Committee and Board of Directors, it is proposed to approve a grant by InSightec Ltd. of 250,000 options of InSightec Ltd. (“InSightec”), a subsidiary of the Company  (in this Proposal No. 9, the “Options”) exercisable into 250,000 ordinary shares NIS 0.01 par value each of InSightec to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and a director of InSightec, who is also considered the indirect controlling shareholder of the Company, in accordance with InSightec’s 2003 Service Providers Option Plan (in this Proposal No. 9, the “Plan”). In accordance with the Plan, the grant of the Options will be made to a trustee for the benefit of Mr. Zisser.

As of the date hereof, approximately 69.40% of InSightec’s issued share capital is held by the Company (approximately 51.01% on a fully-diluted basis13 approximately 25.25% of InSightec’s issued share capital is held by an unrelated third party (approximately 20.18% on a fully-diluted basis13), approximately 3.87% of InSightec’s issued share capital is held by a different unrelated third party (approximately 6.72% on a fully-diluted basis13) and approximately 1.48% of InSightec’s issued share capital is held by employees, directors and officers of InSightec (approximately 22.09% on a fully-diluted basis13).

As of the date hereof, InSightec’s ordinary shares underlying the Options constitute approximately 2.31% of the issued share capital and voting rights in InSightec (following the exercise of such Options) and approximately 1.35% of the issued share capital and voting rights in InSightec, on a fully-diluted basis13.

The following is a short summary of the principal terms of the grant of Options:

Exercise Price

The Options will be granted to Mr. Zisser without consideration. The exercise price for each Option is $5.5 per share (the “Exercise Price”).

Vesting

The Options may be exercisable immediately upon their grant and will remain exercisable until the end of the Exercise Term, as defined below.

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[13]	Assuming the conversion of shareholder loans and guarantees and exercise of options into shares of InSightec granted pursuant to InSightec’s incentive plan.

Exercise Term

All of the Options to be granted to Mr. Zisser that are not exercised will expire on January 26, 2010, unless such Options expire earlier pursuant to the “Expiration of Options” section below. The term beginning on the date of grant of the Options to Mr. Zisser and ending on January 26, 2010 will be referred to herein as the “Exercise Term”.

Expiration of Options

The Options will expire upon the following terms: (i) an Option that has been exercised will expire on the date of the issuance of Exercise Shares (as defined below) therefor; (ii) an Option that is not exercised by January 26, 2010 will not confer any right and will expire on the said date; and (iii) an Option with respect to which Mr. Zisser’s entitlement to exercise has been cancelled, will expire and will not confer any right.

Exercise of Options

The Options may be exercised during the Exercise Term only in consideration for the full payment of the Exercise Price for the Options exercised.

Exercise Shares

InSightec’s shares issued upon exercise of any Options (the “Exercise Shares”) will have equal rights to InSightec’s ordinary shares for any matter whatsoever.

Prior to the registration of InSightec’s ordinary shares for trade on a stock exchange in Israel or abroad, and so long as InSightec’s shares remain registered for trade on such exchange, sale of Exercise Shares is subject to right of first refusal of the other participants under InSightec’s plans and shareholders of InSightec, who hold at least 1% of InSightec’s share capital on a fully diluted basis.

Without derogating from the above, Mr. Zisser will not be entitled to sell or otherwise transfer the Exercise Shares to a competing entity, as defined in the Plan.

Adjustments

In the event InSightec distributes bonus shares and the record date for such distribution occurs prior to the date of the actual exercise of the Options, in addition to the Exercise Shares to which Mr. Zisser is entitled upon the exercise of the Options and payment of the Exercise Price, Mr. Zisser will also be entitled to such number of shares of the class to which Mr. Zisser would have been entitled as bonus shares had he exercised the Options prior to the record for the distribution of such bonus shares. The exercise price for each Option will not change as a result of the addition of such shares.

In the event InSightec’s shareholders are issued rights for the purchase of any securities by InSightec, the number of Exercise Shares will not be increased and InSightec must offer the rights or cause such rights to be offered on the same terms, mutatis mutandis, to Mr. Zisser as holder of Options that have not yet been exercised as if Mr. Zisser has exercised his Options prior to the date determining the right to participate in the issuance of the aforesaid rights.

In the event of a split or consolidation of shares, or any other capital event of a materially similar nature, InSightec shall make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of Mr. Zisser within the framework of the Plan with respect to the number and class of the Exercise Shares (for the Options that have been exercised and the Options that have not yet been exercised) and/or the exercise price of each Option.

Termination of Employment or Service

    In the event that the service of Mr. Zisser in InSightec and/or with any affiliate14 of InSightec is terminated by Mr. Zisser voluntarily for any reason other than Disability (as defined below), the Options granted to Mr. Zisser may be exercised until the end of their original term.

In the event that Mr. Zisser’s service in InSightec and/or with any affiliate15 of InSightec is terminated for Cause (as defined below), all the Options granted to Mr. Zisser, which were not exercised, on the date of termination of service, shall immediately expire and Mr. Zisser shall not have any opportunity to exercise any Option. For this purpose, the term “Cause” means any of the following: (a) willful and continued failure by Mr. Zisser to perform his duties and obligations to InSightec or its affiliate, including the duty of care and the fiduciary duty as set forth in the Companies Law (other than any such failure resulting from inability as a result of a Disability as defined in the Plan); (b) willful misconduct on the part of Mr. Zisser, which is injurious to InSightec or to its affiliate. For purposes of this definition, no act or omission on the part of Mr. Zisser will be considered “willful” unless committed or omitted by Mr. Zisser in a manner inconsistent with the duty of care, which a reasonable officer would have exercised in his place under the same circumstances and/or if committed or omitted by Mr. Zisser with lack of good faith and not in the best interests of InSightec or its affiliate; and all unless InSightec or its affiliate has sanctioned the act or the omission of Mr. Zisser in accordance with the provisions of the Companies Law.

In the event that the service of Mr. Zisser in InSightec and/or its affiliate is terminated by InSightec without Cause (as defined above), or as a result of Disability (as defined in the Israeli Social Securities Law [New Version] of 1995) or death of Mr. Zisser, Options granted to Mr. Zisser will remain exercisable for the balance of their original term.

Limitations on Transfer of Options

Mr. Zisser is prohibited from selling and/or transferring and/or assigning in any way or form whatsoever, including by pledge or any other way, the Options or any right therein except in the event of death or in the event of legal incompetence, subject to applicable law.

Taxation

Any tax implications pursuant to any applicable law in connection with the grant of Options, their exercise, the sale of the Exercise Shares etc. will be borne by Mr. Zisser. Mr. Zisser will indemnify InSightec for any liability regarding any tax, fine, interest or linkage applicable to InSightec with respect to the actions above.

Administration of the Plan

InSightec’s board of directors shall have full power and discretion to administer the Plan.

Reasoning of the Audit Committee and Board of Directors

The Audit Committee and the Board of Directors stated in their approval of the grant of Options to Mr. Zisser that the grant is intended to compensate Mr. Zisser for his ongoing service as a director of InSightec and to

_______________________________
14     Affiliate is defined in the Plan as “a company that is the controlling shareholder of InSightec, a company in which InSightec is the controlling shareholder, or a company that the same person is the controlling shareholder of both such company and InSightec. “Controlling Shareholder” has the meaning given to such term pursuant to section 32(9) of the Israeli Tax Ordinance [New Version], 1961.
15    See footnote 14 above.

encourage him to continue to contribute to InSightec’s success and indirectly to the Company’s success. The Audit Committee and Board of Directors stated that the grant is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of a grant by InSightec Ltd. of 250,000 options exercisable into 250,000 ordinary shares of InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors and a director of InSightec Ltd., who is also considered the indirect controlling shareholder of the Company, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 10

APPROVAL OF A CONTINUATION OF THE COMPANY’S TRANSACTION WITH CONTROL CENTERS LTD., THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, FOR THE RECEIPT OF SERVICES OF COORDINATION, PLANNING, EXECUTION AND SUPERVISION OVER REAL ESTATE PROJECTS, SUBJECT TO CERTAIN AMENDMENTS, AND THE RECEIPT OF AVIATION SERVICES

On September 10, 2000, the Company’s shareholders approved a framework agreement between the Company and Control Centers Ltd. (“Control Centers”), a private company, which is an indirect controlling shareholder of the Company16, for the receipt of services of coordination, planning, execution and supervision over construction projects of commercial centers. Such framework agreement was terminated pursuant to its terms on December 31, 2002, and it is proposed, following the approval by the Audit Committee and the Board of Directors, to approve a similar agreement for the receipt of such services for real estate projects, subject to certain amendments, and the receipt of aviation service (the “Agreement”).

The following is a short summary of the principal terms of the Agreement:

The Company will receive from Control Centers (either directly or through its subsidiaries or affiliates, other than the Company) coordination, planning, execution and supervision services (the “Services”) over Real Estate Projects (as defined below) of the Company and/or its subsidiaries and/or affiliates in consideration for a fee equal to 5% of the actual execution costs of each such project, as detailed herein, plus value added tax. “Real Estate Projects” shall mean any real estate project intended for one or more of the following: shopping and entertainment centers, or any other shopping center, permanent, temporary or seasonal residential projects, offices, business enterprises, warehouses, congressional centers, lecture or convention centers, hotels, guest houses, apartment hotel, leisure apartment, leisure, entertainment, sports or health centers and/or any other real estate project decided upon its development, construction or renovation by the Company, by itself or in participation with third parties.

Coordination, planning and execution services include the receipt of approvals and permits relating to construction and coordination, negotiations with consultants and planners, coordination with licensing authorities and supervision of the planning process. Supervision services include locating and negotiating with suitable contractors, supervising their work and coordinating the operating activities of the real estate project prior to its completion.

The actual execution costs are the aggregate costs incurred in connection with the Real Estate Project excluding the cost of the purchase of the land, financing cost and the consideration for Control Centers under the

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16      See footnote 3 on page 5 above.

Agreement. Such fee will be paid in installments upon the meeting of milestones (receipt of planning approval or other approval similar in its nature, receipt of a building permit and completion of the Real Estate Project). 0.5% (out of the total 5%) will be paid to Control Centers upon calculation of the actual execution cost for the Real Estate Project, which shall be conducted within 90 days as of the completion of the Real Estate Project. The calculation of the actual execution costs and the final payment to Control Centers as aforementioned will be approved by an external accountant. In addition, the Company will reimburse Control Centers for all reasonable costs incurred in connection with the services rendered thereby, not to exceed a total of EURO 75,000 per Real Estate Project. It is noted that neither Control Centers nor any of its subsidiaries will be required to conduct any construction works in connection with the projects. The construction works will be conducted by third-party consultants and contractors retained by the Company after consulting with Control Centers, and their fees and costs will be paid by the Company.

If the purpose of a Real Estate Project is changed for any reason prior to the completion of the project, the payment to Control Centers will be calculated as a percentage of the budget for the project and provided that such percentage shall not exceed the percentage determined for the next milestone of the project had it had continued as planned. The calculation of the payments to Control Centers will be subject to the approval of an external accountant and the approval of the Audit Committee and Board of Directors. Following the change of purpose of a Real Estate Project, the Company may, at its sole discretion, continue the engagement with Control Centers with respect to such Real Estate Project and in such event such Real Estate Project shall be considered as a new Real Estate Project and the provisions of the Agreement shall apply to it as a new Real Estate Project.

If the development of the Real Estate Project is terminated for any reason (including the sale of the Real Estate Project), the parties will negotiate in good faith the fees to be paid for Control Centers based on the budget as of the termination date provided that Control Centers’ percentage shall not exceed the percentage determined for the next milestone of the project had it had continued as planned. The calculation of the payments to Control Centers will be subject to the approval of an external accountant and the approval of the Audit Committee and Board of Directors.

The Agreement shall apply to Real Estate Projects whose initiation will begin following the approval of the Agreement by the Company’s shareholders and to the following projects: (i) a shopping and entertainment center in Liberec, Czech Republic; (ii) a shopping and entertainment center in Kerepesi, Hungary; and (iii) a complex of shopping and entertainment centers, hotels, congressional centers and other facilities in Obuda, Hungary, all of which are projects in early stages of development and the services provided by Control Centers are still required for such projects.

In addition, the Company and/or its subsidiaries and/or affiliates may also purchase from Control Centers through Jet Link Ltd. up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list, reduced by a 5% discount. It is hereby agreed and understood that this Agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services.

The Agreement will enter into effect upon its approval by the Company’s shareholders and shall remain in effect for a five-year term.

Reasoning of the Audit Committee and Board of Directors

The Audit Committee and Board of Directors stated in their approval that the terms of the agreement are similar to the terms of the preceding agreement entered into between the Company and Control Centers which was terminated pursuant to its terms. The fees to be paid to Control Centers under the Agreement are reasonable and similar to the fees paid to other companies that provide similar services. In addition, since the Company is engaged in initiation activities and taking into consideration the fact that the Company’s assets are located in different countries in Europe, it is important to use aviation services to make the initiation, development, management and operation of the Company’s assets more efficient. The cost of the aviation services is similar to the market terms (deducting a 5% discount) while the Company receives efficient and available services. The Audit Committee and Board of Directors stated that the Company’s entering into the Agreement is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the continuation of the Company’s transaction with Control Centers Ltd., the indirect controlling shareholder of the Company, for the receipt of services of coordination, planning, execution and supervision over real estate projects, subject to certain amendments, and the receipt of aviation services, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 11

APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION REGARDING INSURANCE, INDEMNITY AND EXEMPTION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER PERSONS EMPLOYED BY, DEALING OR ENGAGED WITH THE COMPANY IN ORDER TO ADJUST THE SAME TO AMENDMENT NO. 3 IN ACCORDANCE WITH THE COMPANIES LAW

Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) entered into force on March 17, 2005, amended, inter alia, the provisions of the Companies Law regarding the grant of insurance, indemnity and exemption to directors and officers of companies incorporated under the laws of the State of Israel. The current articles of association of the Company regarding insurance, indemnity and exemption marked to show changes made in such articles in accordance with the Amendment are attached hereto as Exhibit A.

Accordingly, it is proposed to approve an amendment to the Company’s articles of association regarding the grant of insurance, indemnity and exemption to conform the same to the Amendment. It is noted that the reference in the proposed amendment to the articles of association to the term “officer” also includes a director of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the articles of association of the Company so that the current Article 34 through 34F of the articles of association of the Company is hereby replaced by new Articles 34A through 34D, as follows:

INSURANCE, INDEMNITY AND EXEMPTION OF OFFICERS

"34A. Insurance of Officers

34A.1 The Company may insure the liability of an officer therein to the fullest extent permitted by law.

34A.2 Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

(a) a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

(b)	a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(c) a monetary obligation imposed on him in favor of another person.

(d)	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an officer in the
Company.

34B. Indemnity of Officers

34B.1 The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:

34B.1.1  Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a
judgment given in a settlement or a judgment of an arbitrator, approved by a court.

34B.1.2  Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a
criminal intent.

34B.1.3  Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or
proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the
imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require
criminal intent, within the meaning of the relevant terms in the
Companies Law.

34B.1.4  Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an
officer in the Company.

34B.2 Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein in respect of the following matters:

34B.2.1  Matters as detailed in Article 34B.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to
indemnify and is limited to a sum or measurement determined
by the Board of Directors as reasonable under the
circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement,
which the Board of Directors determined to be reasonable under the circumstances.

34B.2.2  Matters as detailed in Article 34B.1.2 and 34B.1.3.

34B.2.3  Any matter permitted by applicable law.

The Company may indemnify an officer therein, save for the events subject to any applicable law.

The aggregate indemnification amount, paid pursuant to this Article 34B.2 shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

34C. Exemption of Officers

The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted by law.

34D. Insurance, Exemption and Indemnity - General

34D.1 The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law;

34D.2 Articles 34A through 34D shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

34D.3 An undertaking to insure, exempt and indemnify an officer in the Company as set forth above shall remain in full force and effect even following the termination of such officer’s service with the Company.""

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 12

APPROVAL OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY THE COMPANY’S DIRECTORS AND OFFICERS WHO ARE NON-CONTROLLING SHAREHOLDERS OF THE COMPANY AND THE ISSUANCE OF LETTERS OF INDEMNIFICATION ACCORDINGLY

Subject to the adoption of the resolution to amend the Company’s articles of association regarding insurance, indemnity and exemption, as stated in Proposal No. 11 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify the Company’s current and future directors and officers, who are non-controlling shareholders of the Company, by virtue of their service as directors or officers of the Company or by virtue of their service as directors or officers on behalf of the Company in a company controlled by the Company or in which the Company has an interest, in accordance with the following principles:

A. The aggregate indemnification amount pursuant to the Company’s undertakings to prospectively indemnify its directors and officers shall not exceed the lower of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) US$40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time with respect to matters covered by the prospective indemnification undertaking. The Board of Directors has determined that, considering the scope and type of activity of the Company, this amount is reasonable under the circumstances.

B. The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under any applicable law) to the following events that, in the opinion of the Board of Directors, are foreseeable as of the date hereof. It is noted that the reference in this list of events to the term “officer” also includes a director of the Company.

(i)	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

(ii)    Conducting tender offers and any thing related thereto;

(iii)    A "Transaction" within the meaning of Section 1 of the Companies Law17, including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such "Transaction";

(iv)
Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated under any of these laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on NASDAQ Global Market and/or the Tel Aviv Stock Exchange and/or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

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17     Article 1 of the Companies Law defines “Transaction” as “a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

(v)     Any resolution with respect to distribution, as defined in the Companies Law;

(vi)
Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

(vii)   Taking part in tenders;

(viii)
The making of any statement, including a bona fide statement or opinion made by a director or an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

(ix)   An act in contradiction to the articles or memorandum of association of the Company;

(x)
Any action or decision in relation to employer-employee relationship, including the negotiation for, signing and performance of employment agreements, other employees’ benefits (including allocation of securities to employees) and harassment suits;

(xi)   Any action or decision in relation to work safety and/or working conditions;

(xii)    Negotiation for, signing and performance of insurance policy;

(xiii)	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

(xiv)   Decisions and/or acts pertaining to the environment, including dangerous substances;

(xv)	Decisions and/or acts pertaining to the Consumer Protection Law of 1981, and/or orders and/or Regulations thereunder;

(xvi)
Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

(xvii)	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

     (xviii)   Reporting and/or filing of applications to the state authorities and other authorities; and

(xix)
Any of the foregoing events relating to the capacity of such director or officer as a director or officer of a corporation controlled (directly or indirectly) by the Company or otherwise affiliated therewith.

Accordingly, the Company will issue from time to time letters of indemnification to its current and future directors and officers, who are not considered controlling shareholders of the Company, in substantially the form attached hereto as Exhibit B.

It is clarified that letters of indemnification to be issued by the Company to its directors and officers as stated above do not derogate in any way from any indemnification undertaking the Company has taken upon in the past, provided however, that the aggregate indemnification amount pursuant to all the letters of indemnification issued or that shall be issued by the Company will not exceed the indemnification amount stated in Section (A) above. Notwithstanding the foregoing, in the event of any contradiction between letters of indemnification to be issued in accordance with this Proposal No. 12 and previous letters of indemnification issued by the Company, the provisions of the letters of indemnifications to be issued by the Company following the approval of this Proposal No. 12 will prevail.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company, in accordance with Amendment No. 3 to the Israeli Companies Law, and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 11 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in substantially the form attached hereto as Exhibit B accordingly, having been approved by the Audit Committee and Board of Directors and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 13

APPROVAL OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERD AS THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY AND THE ISSUANCE OF LETTERS OF INDEMNIFICATION ACCORDINGLY

Following the adoption of a resolution to amend the Company’s articles of association regarding insurance, indemnity and exemption, as stated in Proposal No. 11 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Zisser is identical to the indemnity granted to all other directors and officers of the Company and is subject to the same conditions, as described in Proposal No. 12 above.

For a description of the principles applicable to such prospective indemnification undertaking and the letters of indemnification to be issued accordingly, see Proposal No. 12 above.

Reasoning of the Audit Committee and Board of Directors

The Audit Committee and Board of Directors stated in their approval that the prospective indemnification granted to Mr. Mordechay Zisser is identical to the prospective indemnification granted to other directors and officers of the Company and is customary in companies of the type and size of the Company. The proposed grant of such prospective indemnification to Mr. Zisser is in the Company’s interests.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant by the Company, in accordance with Amendment No. 3 to the Israeli Companies Law, and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 11 above, of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company and the issuance of a letter of indemnification in substantially the form attached hereto as Exhibit B accordingly, having been approved by the Audit Committee and Board of Directors and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, if you hold U.S. Shares, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company at least 24 hours before the Meeting, and if you hold Israeli Shares, please sign, date and mail the form of proxy available on the following websites www.magna.isa.gov.il or www.maya.tase.co.il or at the Company's offices with respect to Proposals No. 3 through No. 13 at least 72 hours before the Meeting .

By Order of the Board of Directors,

MR. MORDECHAY ZISSER
Executive Chairman of the Board of Directors

MR. SHIMON YITZHAKI
President

April 20, 2006

Exhibit A

INSURANCE~~EXEMPTION~~, INDEMNITY AND ~~INSURANCE~~EXEMPTION OF OFFICERS

~~34  Subject to the provisions of the Companies Law, 1999 (the “Companies Law”), the Company may prospectively exempt any officer of the Company from liability, in whole or in part, for damages sustained due to a breach by the officer of such officer’s duty of care to the Company.~~

34A     Insurance of Officers

34A.1     ~~Subject to the provisions of the Companies Law, t~~The Company may ~~subscribe for~~ insure~~ance of~~ the liability of any officer therein to the fullest extent permitted by law.~~of the Company imposed on such officer due to an act performed by such officer in such officer’s capacity as an officer of the Company, in any of the following:~~

34A.2     Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

(a~~i~~) A ~~B~~breach ~~by~~ of the duty of care vis-à-vis ~~officer of such officer’s duty of care to~~ the Company or vis-à-vis another ~~to any other~~ person;

(b~~ii~~) A ~~B~~breach of the ~~officer’s~~ fiduciary duty vis-à-vis ~~to~~ the Company, provided that the officer acted in good faith and had reasonable ~~grounds~~ basis to believe that the act would not ~~prejudice the interest of~~ harm the Company;

(c~~iii~~) A ~~M~~monetary obligation~~liability~~ imposed ~~upon an officer in~~on him in favor of another person~~a third party~~;

(d~~ix~~) Any other matter ~~event~~ in respect of which it is permitted or will be permitted under applicable law ~~an~~ to insure~~ance~~ the liability of an officer in the Company~~is and/or may be permitted~~.

34B.     Indemnity of Officers

34B.1     The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows: ~~The Company may, subject to the Companies Law,~~

~~(i)  prospectively undertake to indemnify an officer of the Company, with respect to liability or expense set forth in Article 34C, incurred by such officer for an act performed by such officer in such officer’s capacity as an officer of the Company, provided that the prospective indemnification undertaking shall be limited to certain events that in the opinion of the Board of Directors are foreseeable at the time of issuance of the prospective indemnification undertaking and to an amount that the Board of Directors has determined that is a reasonable amount under the circumstances;~~

~~(ii) retroactively indemnify an officer of the Company with respect to liability or expense set forth in Article 34C, imposed on such officer for an act performed by such officer in such officer’s capacity as an officer of the Company.~~
34B.1.1     Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

34B.1.2     Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a criminal intent.

34B.1.3     Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

34B.1.4     Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

34.2        Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein in respect of the following matters:

34B.2.1     Matters as detailed in Article 34B.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

34B.2.2     Matters as detailed in Article 34B.1.2 and 34B.1.3.

34B.2.3     Any matter permitted by applicable law.

The Company may indemnify an officer therein, save for the events subject to any applicable law.

~~(iii)~~ The aggregate indemnification amount, paid ~~to officers of the Company~~ pursuant to this Article 34B.2~~(i) above and Article 34D(i) below,~~ shall not exceed the lower of (i) 25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s most recent consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.

34C.   Exemption of officers

The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted by law.

34D.     Insurance, Exemption and Indemnity - General

34D.1     The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law;

34D.2     Articles 34A through 34D shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

34D.3     An undertaking to insure, exempt and indemnify an officer in the Company as set forth above shall remain in full force and effect even following the termination of such officer’s service with the Company.
~~A prospective indemnification undertaking or a retroactive indemnification, as referred to in Articles 34B(i) and (2) above, may be issued or granted, as the case may be, with respect to the following matters:~~

~~(i) Monetary liability imposed upon an officer in favor of a third party by a judgment, including a settlement judgment approved by court or an arbitrator’s award approved by court;~~

~~(ii) Reasonable litigation expenses, including attorney’s fees, incurred by or charged to an officer by court, in proceedings brought against the officer by the Company or on its behalf or by a third party, or a criminal charge from which the officer was acquitted or for a criminal charge in which such officer was convicted of an offense not requiring proof of criminal intent;~~

~~(iii) Other liability or expense for which it is or may be permissible to indemnify an officer.~~

~~34D  The Company is authorized, subject to the provisions of the Companies Law,~~

~~(i) to prospectively undertake to indemnify and accordingly issue a prospective indemnification undertaking in favor of any person, including an officer of the Company who officiates or officiated on behalf or at the request of the Company as a director of another company of which the Company is either directly or indirectly a shareholder or in which it has any other interest whatsoever ("Director of the Other Company") with respect to a liability or expense as set forth in Article 34C above, which may be imposed upon such person as a result of an act performed by such person in his/her capacity as a Director of the Other Company, provided that such undertaking is limited to events that in the opinion of the Board of Directors are foreseeable at the time of the issue of the undertaking and is limited to the amount determined by the Board of Directors as reasonable under the circumstances;~~

~~(ii) without derogating from the provisions of Article 34D(i) above, to retroactively indemnify a Director of the Other Company in respect of liability or expense as set forth in Article 34C above, imposed upon him/her as a result of an act performed by him/her in his/her capacity as a Director of the Other Company.~~

~~34E  The Company may, subject to the provisions of the Companies Law,~~

~~(i)  retroactively indemnify an employee or clerk of the Company who is not an officer of the Company in respect of liability or expense incurred by such employee or clerk or which such employee or clerk is obligated to pay by court order due to a bona fide act performed by such employee or clerk in such employee’s or clerk’s capacity as an employee or clerk of the Company, excluding as a result of a criminal charge in which such employee or clerk was convicted of an offense requiring proof of criminal intent and the convicting judgment was not canceled in an appeal or cannot be further appealed;~~

~~(ii) prospectively indemnify and accordingly issue a prospective indemnification undertaking in favor of an employee or clerk of the Company who is not an officer of the Company and to retroactively indemnify any employee or clerk of the Company with respect to any monetary liability to be imposed or imposed upon such employee or clerk in favor of a third party in respect of an act performed in good faith by such employee or clerk in his or her capacity as an employee or a clerk of the Company.~~

~~34F Subject to the provisions of the Companies Law and the provisions of Article 34B(iii) above, nothing contained in These Articles shall limit the Company in any manner whatsoever from entering into an agreement for liability insurance, or the grant of exemption or indemnification,~~

~~(i)  With respect to an officer of the Company or a Director of the Other Company, to the extent that the insurance, exemption or indemnity are not forbidden by law;~~

~~(ii) With respect to any person who is not an officer of the Company or a Director of the Other Company, including, without derogating from the generality of the aforesaid, employees, clerks, representatives, contractors or consultants.~~

* * *
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Exhibit B

To
___________
___________
___________

Elbit Medical Imaging Ltd.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

Whereas on March 29, 2006 the Company’s board of directors approved, following the approval of the Company’s audit committee, to indemnify the Officers of the Company in accordance with the Companies Law of 1999 (the “Companies Law”); and

Whereas on June 1, 2006 the General Meeting of the Company approved to indemnify the Officers of the Company in accordance with the Companies Law;

WE HEREBY DECLARE THAT:

1.	Obligation to indemnify:

The Company hereby undertakes:

1.1.
To indemnify you for any liability or expense, as detailed below, imposed upon you for actions taken (including actions preceding the date of this Letter) and/or actions that will be taken, by virtue of your service as an Officer of the Company, or an Officer on behalf of the Company in a company controlled by the Company or in which the Company has an interest (such companies being referred to herein as the “Subsidiaries”), as follows:

1.1.1.
Financial liability that you incur or imposed on you in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such acts pertain to one or more of the events set out in the Schedule hereto (the “Schedule”);

1.1.2.
Reasonable litigation expenses, including legal fees that you will incur or for which you will be ordered to pay by a court within the framework of proceedings filed against you by or on behalf of the Company or by a third party, or in a criminal proceeding in which you will be acquitted, or in a criminal proceeding in which you will be convicted of a felony but which does not require criminal intent;

1.1.3.
Reasonable litigation expenses, including legal fees that you will incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which was ended without the filing of an indictment against you and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without the filing of an indictment against you but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law;

1.2.
The aggregate and accumulated indemnification amount that the Company shall pay to its Officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased, see also section 1.3 below) pursuant to all the letters of indemnification issued and/or that shall be issued by the Company pursuant to the indemnification decisions, shall not exceed the lower of: (i) 25% of the shareholders' equity in the Company, as set forth in the Company’s most recent financial statements before such payment as of the date of actual payment by the Company of the indemnification amount; and (ii) US$ 40 million (the “The Maximum Indemnification Amount”).

1.3.
The Maximum Indemnification Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through the Company or on your behalf) and the Company will not be required to indemnify you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party. In the event there is any payment made under this Letter and such payment is covered by an insurance policy, the Company shall be entitle to collect such amount of payment from the insurance proceeds.

1.4.
In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds at a certain time the Maximum Indemnification Amount (or the balance thereof after deducting any indemnification amounts paid or payable by the Company to any of its Officers at such time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be allocated between the Officers entitled to indemnification, in the manner that the amount of indemnification that each of the Officers will actually receive will be calculated in accordance with the ratio between the amount each individual Officer may be indemnified for, and the aggregate amount that all of the relevant Officers involved in the event may be indemnified for.

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1.5.
Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.6.
In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

2.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section 2 and to any applicable law:

2.1.	There is nothing by law to prevent your being indemnified.

2.2.
You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

2.3.
Despite the provisions of Section 1.6 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions: (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 2.2 above (or within a shorter period of time - if the matter requires filing a statement of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages. The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to expenses you may incur as a result of such appointment. In the event that the Company decides to settle a

3

monetary obligation or to decide a monetary obligation by arbitration, or by mediation or by settlement the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

2.4.
You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 1.2 above. You shall not bear any additional legal expenses due to such cooperation.

2.5.
Subject to the provisions of this Indemnification Letter, whether or not the Company shall act in accordance with section 2.3 above, the Company shall cover litigation expenses in a manner that you shall not be required to pay or finance such litigation expenses yourself.

2.6.
Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the arbitration award.

2.7.
The Company shall not be required to pay, pursuant to this Letter, monies that were actually paid, to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company. In addition, in the event of the indemnification hereunder is being paid in respect of your serving as an Officer in any Subsidiary, such indemnification will only be paid after all your rights to insurance and indemnification from such Subsidiary will have been exhausted, if and to the extent they exist.

In order to avoid any doubt, it shall be clarified that the indemnification amount pursuant to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

2.8.
Upon your request to an execution of a payment in connection with any event pursuant to this Letter, the Company shall take all necessary steps according to any applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to obtain the court’s approval.

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3.
The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your service as an Officer of the Company.

4.
In the event the Company pays to you, or in your place, any amount pertaining to this Letter in connection with a legal proceeding as stated above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5.	The terms contained in this Letter will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 5728-1968.

6.
The obligations of the Company according to this Indemnification Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

7.
The indemnification under this Letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to the Company. It is hereby expressly agreed and understood that this Indemnification Letter does not derogate in any way from any indemnification undertaking the Company has taken upon in the past to you; provided however, that the aggregate indemnification amount pursuant to all the letters of indemnification issued or that shall be issued by the Company will not exceed the Maximum Indemnification Amount.

Notwithstanding the foregoing, in the event of any contradiction between this letter of indemnification and a previous letter of indemnification issued to you by the Company, the provisions of this letter will prevail.

8.
The Company may, at its sole discretion and at any time, may revoke its undertaking to indemnify you hereunder, or reduce the Maximum Indemnification Amount, or limit the events to which it applies, either in regard to all the Officers or to some of them, to the extent it relates only, to events that will apply after the date of such change, provided that prior notice has been given to the Officer of the Company’s intention to do so, in writing at least 60 days before the date on which such decision will enter into effect. For the avoidance of any doubt, it is hereby clarified that any such decision will not have retroactive effect of any kind whatsoever and the Indemnification Letter, prior to such change or revocation, as the case may be, will continue to apply and be in full force and

5

effect for all purposes in relation to any event that has preceded such change or revocation, even if the proceeding in respect thereof has been filed against the Officer after the change or revocation of the Indemnification Letter. In all other cases, this Indemnification Letter may not be changed, unless the Company and yourself have signed it.

9.
This Letter does not constitute a contract for the benefit of any third party and is not assignable. For the avoidance of any doubt, in the event of death (God forbids), this Letter will apply to you and your estate.

10.
No waiver, delay, forbearance to act or extension granted by the Company or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

11.	The foregoing does not derogate from the Company’s right to indemnify you retroactively in accordance with the articles of association of the Company and subject to any applicable law.

12.
The law of the State of Israel shall govern this Letter and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Indemnification Letter, except if an indemnification claim is related to legal proceeding, already filed by a third party in a different court.

13.	In this Indemnification Letter-

“The Companies Law”- the Companies Law, 1999, as will be valid from time to time.

“Officer” - in accordance with its meaning in the Companies Law, including a senior employee of the Company.

“Action” or any derivative of it - including a decision or a failure to act and including your Actions before the date of this Indemnification Letter that were made during your term of service as an Officer in the Company.

This Letter shall be neutral with regard to gender.

14.	The Schedule to this Letter is an integral and inseparable part of it.

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In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

__________________________

Elbit Medical Imaging Ltd.

I hereby confirm receiving this Letter and consent to all its terms.

____________

Officer

Date: ____________

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SCHEDULE

Subject to any provision of the law, the events are as follows:

1.	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

2.	Conducting tender offers and any thing related thereto;

3.
A "Transaction" within the meaning of Section 1 of the Companies Law,[1] including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such "Transaction";

4.
Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated under any of these laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq Global Market and/or the Tel Aviv Stock Exchange and/or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

5.	Any resolution with respect to distribution, as defined in the Companies Law;

6.
Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

7.	Taking part in tenders;

8.
The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

9.	An act in contradiction to the articles or memorandum of association of the Company;

10.
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of employment agreements, other employees’ benefits (including allocation of securities to employees) and harassment suits;

11.	Any action or decision in relation to work safety and/or working conditions;

______________________________
1  Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.

12.	Negotiation for, signing and performance of insurance policy;

13.	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

14.	Decisions and/or acts pertaining to the environment, including dangerous substances;

15.	Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;

16.
Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

17.	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

18.	Reporting and/or filing of applications to the state authorities and other authorities; and

19.	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled (directly or indirectly) by the Company or otherwise affiliated therewith.

* * *

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